UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
December 2, 2016

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Emergent BioSolutions Inc.

File No. 1-33137 CF#34454

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Emergent BioSolutions Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on November 9, 2016.

Based on representations by Emergent BioSolutions Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit	10.2	through	September 30, 2021
Exhibit	10.3	through	November 30, 2017
Exhibit	10.5	through	November 30, 2017
Exhibit	10.6	through	November 30, 2017
Exhibit	10.7	through	November 30, 2017
Exhibit	10.8	through	November 30, 2017

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary